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                                          Filed by E-Stamp Corporation
                                          pursuant to Rule 425 under the
                                          Securities Act of 1933 and deemed
                                          filed pursuant to Rule 14a-12 of the
                                          Securities Exchange Act of 1934.

                                          Subject Company: Learn2.com, Inc.
                                          Commission File No. 0-24936.

FOR IMMEDIATE RELEASE

Investor Contacts:                        Press Contacts:
Ed Malysz                                 Kristin Reeves
E-Stamp Corporation                       Blanc and Otus for E-Stamp
650-919-7814                              415-912-2333
ed.malysz@e-stamp.com                     kreeves@blancandotus.com
---------------------                     ------------------------

Bob Giordano
KCSA for Learn2.com
212-896-1289
rgiordano@KCSA.com
------------------

             Learn2.com and E-Stamp Corporation Announce Merger

          Companies Combine Forces--and Assets--to Focus on Growing
                         Corporate E-Learning Market

WHITE PLAINS, N.Y. and MOUNTAIN VIEW, Calif.- April 20, 2001 - Learn2.com, (Nasdaq: LTWO), a learning services provider, and E-Stamp Corporation (Nasdaq:
ESTM), a provider of transportation management systems, today announced that they have signed a merger agreement. The combined company will focus on the growing corporate e-learning market.

"Our corporate e-learning business has grown for eight consecutive quarters; and we anticipate that the merger with E-Stamp will help us accelerate this growth in the corporate and government markets," said Stephen P. Gott, CEO of Learn2.com. "The merger with E-Stamp will allow us to increase our market presence by investing in additional sales professionals and accelerating our product development initiatives. We look forward to announcing our first quarter results next Thursday, April 26."

According to IDC, "The future of corporate elearning looks extremely bright... worldwide revenues will graduate beyond the $23 billion mark by 2004-extraordinary considering the market was less than $2 billion at yearend 1999." (IDC, "Worldwide Corporate eLearning Market Forecast and Analysis, 1999-2004.)

In addition, a recent research note by Elizabeth Sun of META Group provides perspective on the importance of e-learning in the current economy. "E-learning is emerging as an essential tool for corporate survival as the pace of change quickens,"

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further stating that, "In the current tight budget environment, e-learning remains popular because it decreases travel costs." (META Delta, "E-Learning:
Part 1," 3/12/01).

Donald Schupak, Chairman of the Board of Learn2.com, in describing the benefits of the transaction, commented, "The merger of these two companies provides an elegant solution. Learn2.com has a growing business as a learning service provider to corporations worldwide, with focus on distance learning solutions delivered over the Internet. Learn2.com was searching for capital to fuel its growth and repay its debt and E-Stamp will provide resources to enable both. Following approval by both companies' shareholders and completion of the merger- -expected to occur during the third quarter of 2001--the company, which will be known as Learn2 Corporation, expects to have approximately $15 million to $17.5 million in working capital and will be debt free. With the strong balance sheet that the merger will provide, we believe the company will be a legitimate contender for market leadership and profitability."

Schupak continued, "Operating management of the company will remain under Stephen Gott as CEO. I am pleased that Robert "Bo" Ewald, President and CEO of E-Stamp, has agreed to assume the position of Chairman of the merged companies. Bo is a distinguished executive with a strong track record in technology-related businesses--before E-Stamp, he was COO and Executive Vice President of Computer Systems at Silicon Graphics, Inc and, previously, was President and COO of Cray Research." Following the completion of the merger, Schupak will remain on the board and will become chairman of the executive committee.

"After evaluating a number of strategic options, E-Stamp has chosen to merge with Learn2.com to serve the best interests of E-Stamp shareholders," said Ewald. "The current economic climate has made it even more critical for companies to provide cost-effective learning solutions for employees, and Learn2.com has established a strong presence in this area. Our merger with Learn2.com will create a stronger company with a foundation for leadership in the e-learning market."

Upon the completion of the merger, E-Stamp shareholders will own approximately
50.1 percent of the new company and the current Learn2.com shareholders, including its current convertible debenture holder, will own the remaining approximately 49.9 percent. The debenture holder has agreed that, prior to the completion of the merger, the debenture will be retired through the exchange of the debenture for shares of common stock of Learn2.com and the payment of $1
million at the closing of the merger.   By virtue of the merger the debenture
holder will own 16.6 percent of the common stock in the new company. The remainder, (approximately 33.3 percent), will be owned by the current Learn2.com
shareholders.   The number attributable to the current Learn2.com shareholders does not include the potential impact of certain outstanding stock options and warrants.

The debenture holder, as well as senior management and directors of the combined company, have agreed to be subject to lock up for six months following the merger and will be subject to restrictions on trading.

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The merger is subject to customary closing conditions, including approval by the stockholders of E-Stamp and Learn2.com; and E-Stamp having a minimum net cash
position at closing.   As a first step toward consummating the transaction, E-
Stamp will advance Learn2.com $2 million.   The merger is expected to close in
the third quarter of 2001. Prior to closing, E-Stamp will phase out its existing transportation management solutions. E-Stamp is exploring options to transition its DigitalShipper customers to a third-party provider.

About Learn2.com

Learn2.com is a leader in the creation and distribution of e-learning solutions for corporate, government, educational and individual clients. The Learn2.com suite of products includes be accessed instantly on the Web. These courses are also delivered on CD-ROM and video. The Learn2.com Web site is home to an e-learning community that provides tips and step-by-step instructions on a broad spectrum of skills, activities and tasks, as well as immediately accessible multimedia tutorials. Corporations have access to the same high quality tutorials through Learn2University, which includes additional features such as reporting and administration. For more information, call 800 214-8000. Learn2.com is located at www.learn2.com and Learn2University is located at www.learn2university.com.

About E-Stamp

E-Stamp Corporation provides transportation management systems designed to help companies streamline their critical business processes. For retailers, manufacturers, warehouses and distribution centers, E-Stamp delivers shipping systems that allow companies to fulfill their promises to customers and trading partners.

The Company's products includes DigitalShipper Enterprise, an automated shipping system that enhances customer service by providing e-mail notifications when orders are shipped, status for existing orders, and real time tracking of packages shipped, and e-Receive, an internal delivery system which uses a portable data collection device to track delivery of incoming packages and documents.

For more information about E-Stamp Corporation and its shipping and logistics products, please call 1-800-499-7040 or visit the Company's Web site at www.
                                                                        ----
e-stamp.com.
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"Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995:
This press release contains forward-looking statements under the federal securities laws about the benefits of the pending merger between E-Stamp and Learn2.com, the future financial and operating results of the combined company, and the future of corporate e-learning, including statements concerning: timing of completion of the merger; the combined company's working capital and debt positions as of the completion of the merger; acceleration of the combined company's growth in the corporate and government e-learning markets; and third party projections regarding worldwide revenues for the corporate e-learning market. These forward looking statements are subject to significant risks and uncertainties, and actual results may differ materially from those described in such statements as a result of a number of factors. In particular: the merger may not be completed in the timeframe expected, or at all, including as a result of any inability of the companies to satisfy the closing conditions to the merger, including approval by the stockholders of E-Stamp and Learn2.com, and E-Stamp's minimum net cash position; projections contain inherent uncertainties and the third party projections regarding the future of corporate e-learning may prove inaccurate whether as a result of lower than expected market acceptance of the e-learning industry, the general economic environment or otherwise; management's current expectations regarding the financial position of the combined company, including its working capital and debt position at closing, are subject to uncertainty and changes in circumstance; and the combined company may not achieve accelerated growth in the corporate and government markets. Other factors that could cause actual results to differ materially from those described herein include: costs related to the merger; labor integration issues; the risk of loss of key personnel; diversion of management attention from other business concerns; and significant current and expected additional competition. Investors are also encouraged to reach the "Risk Factors" section of the Form 10-Ks for the fiscal year ended December 31, 2000 for each of Learn2.com and E-Stamp, which are on file with the Securities and Exchange Commission. Neither E-Stamp nor Learn2.com is under any obligation to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

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E-Stamp and the E-Stamp logo are registered trademarks, and DigitalShipper, e-
Receive and e-Warehouse are trademarks, of E-Stamp Corporation. Other trademarks are the property of their respective owners.

Additional Information and Where to Find It

E-Stamp plans to file a Registration Statement on SEC Form S-4 in connection with the merger and E-Stamp and Learn2.com expect to mail a Joint Proxy Statement/Prospectus to their stockholders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available.

The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about E-Stamp, Learn2.com, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov. In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, E-Stamp and Learn2.com file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements and other information filed by E-Stamp and Learn2.com at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 800-SEC-0330 for further information on public reference rooms. E-Stamp's and Learn2.com's filings with the Commission are also available to the public from commercial document-retrieval services and the web site maintained by the Commission at http://www.sec.gov.

E-Stamp and Learn2.com and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from E-Stamp and Learn2.com stockholders in favor of, among other things, the adoption of the merger agreement. A complete description of these matters and a description of any interests that the directors and executive officers of E-Stamp and Learn2.com have in the merger will be available in the Joint Proxy Statement/Prospectus.

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